UCAP SECURITIES LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

**For the Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UCAP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue, Floor 38
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wasitowski — 646-809-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe J Chalmers CPA, PC
(Name – *if individual, state last, first, middle name*)

2 Hartsdale St.	St. James	NY	11780
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David Wasitowski**   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

UCAP Securities LLC   , as

of **December 31**   , 20 **18**   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None



Signature

AXEL HERNANDEZ
Notary Public, State of New York
No. 01HE6366883
Qualified in Queens County
Commission Expires 11/06/2021

CEO

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UCAP SECURITIES LLC

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS



MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

Report of Independent Registered Public Accounting Firm

To the Member of
UCAP Securities LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of UCAP Securities LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows, for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB") and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. I believe that my audit provides a reasonable basis for my opinion.

Report on Supplemental Schedules

The supplemental schedules on pages 10 and 11 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. My audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming my opinion on the supplemental schedules, I evaluated whether the supplemental schedules, including their form and content, are presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In my opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Monroe J Chalmers CPA PC

March 1, 2019
St James, New York

I have served as UCAP Securities LLC 's auditor since 2017

UCAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Cash	$	179,578
Clearing deposit		220,393
Accounts receivable		6,164
Prepaid expenses		33,752
Due from affiliates		58,509
Fixed assets, net of accumulated depreciation of $19,512		22,659
Total assets	$	521,055

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	82,576
Deferred rent liability		19,361
Total liabilities		101,937
Member's equity		419,118
Total liabilities and member's equity	$	521,055

The accompanying notes are an integral part of these financial statements.

UCAP SECURITIES LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:		
Commissions	$	352,442
Interest income		1,068
Other income		41,245
Total revenue		394,755
Expenses:		
Compensation and benefits		813,866
Business development		165,881
Occupancy		154,618
Technology		116,508
Professional fees		88,617
Transaction fees		65,831
Other expenses		33,685
Depreciation		13,429
Regulatory		11,190
Total expenses		1,463,625
Net loss	$	(1,068,870)

The accompanying notes are an integral part of these financial statements.

3

UCAP SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance - December 31, 2017	$	512,988
Net loss		(1,068,870)
Member's capital contributions		975,000
Balance - December 31, 2018	$	419,118

The accompanying notes are an integral part of these financial statements.

UCAP SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows provided by operating activities:	
Net loss	$ (1,068,870)
Adjustments to reconcile net loss to net cash used for operating activities:	
Depreciation	13,429
Accounts receivable	(6,164)
Clearing deposit	(77,605)
Due from affiliates	35,890
Prepaid expenses	(23,326)
Accounts payable and accrued expenses	87,945
Net cash used for operating activities	(1,038,701)
Cash flows from investing activities:	
Purchase of property and equipment	(10,891)
Net cash used for investing activities	(10,891)
Cash flows from financing activities:	
Member capital contributions	875,000
Net cash provided by financing activities	875,000
Net decrease in cash and cash equivalents	(174,592)
Cash - beginning of period	354,170
Cash - end of period	$ 179,578
Supplemental Cash Flow Disclosures	
Non cash Financing Activity - capital contribution	$ 100,000

The accompanying notes are an integral part of these financial statements.

UCAP SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note 1 - Organization and nature of business

UCAP Securities LLC (the "Company"), a limited liability company, was organized in the State of Delaware for the purpose of doing business in the State of New York. The Company is a wholly-owned subsidiary of Union Capital Group USA LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in business as a securities broker-dealer. All transactions for the Company's customers are cleared through clearing broker-dealers on a fully disclosed basis.

Note 2 - Significant accounting policies

Revenue recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transactions, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser in identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Recent Accounting Pronouncements

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation of certain contract costs. This change was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 2 - Significant accounting policies (continued)

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of six months or less to be cash equivalents.

Property and equipment

Property and equipment are stated at costs. Depreciation is calculated on the straight-line method over the estimated useful life of the related asset.

Description	Estimated Useful Life
Property and equipment	3 years

Depreciation expense for the year ended December 31, 2018 was $13,429.

Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018 and through March 1, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

Going Concern

During the year ended December 31, 2018 the Company had a net loss of approximately $1,069,000 and negative cash flow from operating activities of approximately $1,139,000. The Company's operating deficit during 2018 was funded by capital contributions from the Parent totaling $975,000. The Company expects that it will require additional capital contributions from the Parent to support its operations for the year ended December 31, 2019, and the Parent stated it will continue to provide such support to the Company for the foreseeable future. Having considered this information and the Parent's ability to continue to support the Company's operations, management continues using the going concern basis in preparing the Company's financial statements, which assumes that the Company will continue in operation for the foreseeable future.

Note 3 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2018.

Note 4 - Concentrations of credit risk

The Company is engaged in various brokerage activities whose counterparties primarily include broker-dealers, companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash balances at financial institutions that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. There was no such excess amount at December 31, 2018.

Note 5 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $182,009 which was $175,213 in excess of its required net capital of $6,796. The Company's aggregate indebtedness to net capital was .056 to 1.

Note 6 - Commitments

On November 20, 2018, the Company entered into a lease agreement for its New York City office space commencing on December 1, 2018 and terminating February 29, 2024. Rent expense on this lease for 2018 totaled $9,124 net of sublet income of $8,537 and $1,700, from an Affiliate and an unrelated company, respectively. The future minimum base payments under the remaining lease terms as of December 31, 2018 are as follows:

Year Ending December 31

2019	193,375
2020	236,884
2021	242,806
2022	248,877
2023	255,099
Thereafter	42,690
	$1,219,731

In addition, the Company was required to maintain a CD as a security deposit in the amount of $116,025. This amount is included in cash as restricted cash.

Note 6 – Commitments (continued)

The Company sublet its' New York City office space for the period January 1, 2018 to November 30, 2018. During that period the Company sublet a portion of its' New York City space to an Affiliate and an unrelated company, on a month to month basis, for $105,161 and $22,592, respectively. Rent expense on this sublet lease totaled $127,328, net of total sublet income of $127,753.

Note 7 – Financial instruments with off balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 8 – Related party transactions

The Company has entered into an Expense Sharing Agreement ("Agreement") with the Parent and with UCAP Asset Management LLC, ("Affiliate"). Pursuant to the agreement, the Parent provides administrative, occupancy and other management and back-office services to the Company, effective January 1, 2017. For the year ended December 31, 2018, charges for these services totaled $98,833. In addition, the Company sublets the Miami, Florida office space from its' Parent on a month to month basis and also sublets out a portion of this space. Rent expense on this space in 2018 totaled $17,435, net of sublet income of $23,735.

As of December 31, 2018, $54,266 and $4,243 were due from the Parent and the Affiliate, respectively, as stated on the statement of financial condition.

Note 9 – Income taxes

The Company is a limited liability company and, as such, is not a taxpaying entity for federal and state income tax purposes. The income of the Company is reported by the member on their respective tax return. Accordingly, no provision for federal or state income taxes is recorded in the financial statements of the Company as of December 31, 2018.

Note 10 - Clearing broker

The Company has entered into a Fully Disclosed Clearing Agreement with INTL FCStone Financial Inc. ("Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. At December 31, 2018, the amount due from the Clearing Broker was $220,393, as stated in the statement of financial condition.

UCAP SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

Allowable capital:	
Total member's equity	$ 419,118
Less non-allowable assets:	
Accounts receivable	6,164
Prepaid expenses	33,752
Restricted cash	116,025
Due from affiliates	58,509
Fixed assets	22,659
Total non-allowable assets	237,109
Net capital before haircuts on securities	182,009
Haircuts on securities	-
Net capital	$ 182,009
Aggregate indebtedness	$ 101,937
Minimum net capital required	
(the greater of $5,000 or 6 2/3% of aggregated indebtedness)	$ 6,796
Excess net capital	$ 175,213
Ratio: Aggregate indebtedness to net capital	.056 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

UCAP SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC rule 15c3-3.

UCAP Securities LLC
Exemption Report
December 31, 2018

UCAP Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the entire period January 1, 2018 through December 31, 2018 without exception.

I, David Wasitowski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CCO/FINOP

AXEL HERNANDEZ
Notary Public, State of New York
No. 01HE6366883
Qualified in Queens County
Commission Expires 11/06/2021



MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

Report of Independent Registered Public Accounting Firm

The Member of
UCAP Securities LLC

I have reviewed management's statements, included in the accompanying exemption report, in which (1) UCAP Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which UCAP Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(ii) and (2) UCAP Securities LLC stated that UCAP Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. UCAP Securities LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UCAP Securities LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Monroe J Chalmers CPA PC

March 1, 2019
St. James, New York